RECEIVED

2006 JUN 19 P 4:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

06014505

SUPPL

June 13, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
JUN 22 2006
THOMSON
FINANCIAL

dlw 6/19

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

investor

Disclosure notice

Stockholm, June 13, 2006

Investor's share of the voting rights and capital in Electrolux has changed through the purchase of 7,800,000 B-shares.

After the purchase, Investor's holding in Electrolux now amounts to 8,770,771 A-shares and 24,718,100 B-shares. Investor's holding in Electrolux, calculated in accordance with the recommendations of the Swedish Industry and Stock Exchange Committee (NBK), now amounts to 28.5 percent of the voting rights and 10.8 percent of the share capital. On March 31, 2006, Investor's holding in Electrolux amounted to 26.5 percent of the votes and 8.3 percent of the capital.

INVESTOR AB

For further information:

Oscar Stege Unger, Investor Relations Manager,
+46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.